CHINA INFRASTRUCTURE CONSTRUCTION CORPORATION
C915 Jia Hao International Business Center
116 Zizhuyuan Road Haidan District
Beijing, China 100097
Tel. 86-10-5170-9287
Fax 86-10-8844-8198

December 24, 2009

Mr. Ernest Greene
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	China Infrastructure Construction Corporation
Form 10-K for Fiscal year Ended May 31, 2009
File No. 333-146758

Dear Mr. Greene:

Reference is made to your comment letter, dated October 1, 2009, relating to the subject Form 10-K (the “Comment Letter”).  Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Managements Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Fiscal Year Ended May 31, 2009 Compared to Fiscal Year Ended May 31, 2008, page 22

2.	Please Expand/revise your discussion under results of operations for all periods to:

•
Quantify the extent to which material increases in sales are attributable to changes in prices, volume or amount of goods being sold, or changed in product mix. For example, you explain on page 27 the increase in sales is attributable to the successful development of your customers’ network the extent to which your network has resulted in additional sales;

•
Provide a robust explanation for the changes in the line items within your statements of operations. For example, you indicated that your gross margin in the fiscal year ended May 31, 2009 was approximately 19.5%, which was higher than the 15.9% in the same period last year without further explanations as to why your gross margin was higher than in the prior fiscal year; and

Mr. Ernst Greene
U.S. Securities and Exchange Commission
December 24, 2009

•
Quantify each factor you cite as impacting your operations. Fr example, you disclose the increase in general and administrative expenses was primarily due to the consummation of the Share Exchange Agreement and related legal and professional expenses. However, you have not quantified the impact of these items.

This is not meant to represent an all-inclusive list of there your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See item 303(a)(3) of Regulation S-K.

Response:

We will revise our results of operations as follows:

“Results of Operations

Fiscal Year Ended May 31, 2009 Compared to Fiscal Year Ended May 31, 2008

Sales Revenues

Sales for the fiscal year ended May 31, 2009 were $66,778,296 as compared to $39,302,543 for the same period last year, an increase of 70%. The increase in sales revenues is attributable to the increased demand of concrete due to government’s stimulus plan in infrastructure and real estate industry and is mainly due to the increase of average unit sales price. Increase of average sales price is due to change to higher profit product mix and in line with the increase of costs of raw materials, oil, and labor. Higher profit products C30 and C35 series accounted for approximately 10% more of the total finished goods sales revenue for the fiscal year ended May 31, 2009 compared to the same period last year.

Costs of Goods Sold

Cost of goods sold for the fiscal year ended May 31, 2009 was $54,186,509 as compared to $33,050,443 for the same period last year, an increase of 64%. The increase in cost of goods sold is mainly attributable to the increase of costs of raw materials, oil, and labor during this period.

Mr. Ernst Greene
U.S. Securities and Exchange Commission
December 24, 2009

Gross Profit

Gross profit for the fiscal year ended May 31, 2009 was $12,591,787, an increase of approximately 101%, as compared to $6,252,100 for the fiscal year ended May 31, 2008. The increase in gross profit is attributable to the increase of sales revenue.

Gross profit margin

Gross profit margin for the fiscal year ended May 31, 2009 was 18.9%, compared to 15.9% for the same period in 2008. The increased gross profit margin is mainly due to the increased unit selling prices. The average unit selling prices increased a higher percentage than the increase of the average unit cost.

Selling and General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year ended May 31, 2009 were $1,521,758 as compared to $1,129,126 for the same period last year, an increase of $392,632, or approximately 35%. The increase of the selling, general and administrative expenses was primarily due to increase in professional services and donation expenses. Approximately $223,544 was donated to rebuild homes lost in earthquake during the year ended May 31, 2009.

Operating Income

Our operating income for the fiscal year ended May 31, 2009 was $11,070,029, an increase of approximately 116% as compared to $5, 122,974 for the fiscal year ended May 31, 2008. The increased operating income was mainly due to the increased sales revenue.

Income Taxes

During the fiscal year ended May 31, 2009, our business operations were solely conducted by our subsidiaries incorporated in the PRC and we are governed by the PRC Enterprise Income Tax Laws.  PRC enterprise income tax is calculated based on taxable income determined under PRC GAAP. In accordance with the Income Tax Laws, a PRC domestic company is subject to enterprise income tax at the rate of 25%.

However, the respective tax authorities consider our PRC subsidiary a resource multipurpose utilization enterprise, which qualifies it for an exemption from income tax until December 31, 2010.

Net Income

Net income was $10,461,209 for the fiscal year ended May 31, 2009, compared to $4,802,337 in the last fiscal year, an increase of $5,658,872 or approximately 118%. The increase was primarily due to the increased sales.

Mr. Ernst Greene
U.S. Securities and Exchange Commission
December 24, 2009

Liquidity and Capital Resources

As of May 31, 2009, we had cash and cash equivalents of $921,841. We have historically funded our working capital needs from operations, advance payments from customers, bank borrowings, and capital from shareholders. Our working capital requirements are influenced by the level of our operations, the numerical and dollar volume of our project contracts, the progress of our contract execution, and the timing of accounts receivable collections.

The following table sets forth a summary of our cash flows for the periods indicated:

	12 Months Ended May 31
	2009	2008
Net cash provided by operating activities	$2,277,902	$4,870,154
Net cash (used in) investing activities	(2,375,085)	(810,357)
Net cash provided by (used in) financing activities	123,861	(3,494,350)
Effect of exchange rate change on cash and cash equivalents	58,185	89,840
Net increase in cash and cash equivalents	84,863	655,287
Cash and cash equivalents, beginning balance	836,978	181,691
Cash and cash equivalents, ending balance	921,841	836,978

Operating Activities

Net cash provided by operating activities for the year ended May 31, 2009 was $2,277,902, a decrease of 53.23%, or $2,592,252, from $4,870,154 provided by operating activities for the same period in 2008. The decrease of net cash provided by operating activities was due to the following factors. Accounts receivable increased to $16,117,557 in 2009 from $2,485,354 in 2008 due to the sales increase. The sales increased from $39,302,543 for the year ended May 31, 2008 to $66,778,296 for the year ended May 31, 2009. We typically had long term annual and multi year contracts with our major customers. We entered into varying payment terms with our customers ranging from payment before delivery, payment on delivery or up to 2 years after the project completion. As of May 31, 2009, we had experienced a bad debt ratio of less than 0.1% of sales. The increase in receivables was partially offset by increase in accounts payable, other payable and a decrease in inventory. Accounts payable increased to $4,539,958 in 2009 from $1,942,866 in 2008 due to the expansion of business. Other payables increased to $1,152,541 in 2009 from $423,612 in 2008 due to the expansion of business. However, the Inventories increased by $449,959 in 2009 as compared to a decrease of $75,262 in 2008.

Mr. Ernst Greene
U.S. Securities and Exchange Commission
December 24, 2009

Investing Activities

Net cash used in investing activities for the year ended May 31, 2009 was $2,375,085, an increase of 193.09%, or $1,564,728 from $810,357 used in investing activities for the same period in 2008. The increase of net cash used in investing activities resulted from more deposits for acquisition of fixed assets.

Financing Activities

Net cash provided by financing activities for the year ended May 31, 2009 was $123,861, an increase of 103.54%, or $3,618,211 from $3,494,350 used in the financing activities for the same period in 2008. The increase of net cash provided by financing activities is mainly because the Company has fewer payments of dividends and less payment of notes payable for the year ended May 31, 2009 than for the year ended May 31, 2008.”

Liquidity and Capital Resources

Operating Activities, page 24

3.
Net cash provided by operating activities was $2.3 million for the fiscal year ended May 31, 2009 compared to $4.9 million for the fiscal year ended May 31, 2008. You disclose that the net cash reflects the revenues generated by the operations of Beijing Concrete. However, you have not identified the components that resulted in the decrease in your cash flows from operations. Please expand this disclosure to discuss the components that resulted in the decrease in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, accounts payable and other payables.

Response: We will revise as follows:

The decrease of net cash provided by operating activities was due to the following factors. Accounts receivable increased to $16,117,557 in 2009 from $2,485,354 in 2008 due to the sales increase. The sales increased from $39,302,543 for the year ended May 31, 2008 to $66,778,296 for the year ended May 31, 2009. We typically had long term annual and multi year contracts with our major customers. We entered into varying payment terms with our customers ranging from payment before delivery, payment on delivery or up to 2 years after the project completion. As of May 31, 2009, we had experienced a bad debt ratio of less than 0.1% of sales. The increase in receivables was partially offset by increase in accounts payable, other payable and a decrease in inventory. Accounts payable increased to $4,539,958 in 2009 from $1,942,866 in 2008 due to the expansion of business. Inventories increased to $449,959 in 2009 from $75,262 in 2008 due to the expansion of business. Other payables increased to $1,152,541 in 2009 from $423,612 in 2008 due to the expansion of business.

Mr. Ernst Greene
U.S. Securities and Exchange Commission
December 24, 2009

Financial Statements and Supplementary Data, Page 25

4.	Please revise your selected financial data to include basic and diluted earnings per share for each period.

Response: We have revised Item 8. Financial Statements and Supplementary Data as follows:

The Company's consolidated audited financial statements for the fiscal years ended May 31, 2009 and 2008, together with the report of the independent certified public accounting firm thereon and the notes thereto, are presented beginning at page F-1.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-2

5.
Please disclose in your footnotes the types of amounts included in the other (expense) line item for each period presented and also disclose in your MD&A the business reasons for changes between periods.

Response: We have revised our income statement and reclassified and removed the amount previously included in “other (expense)” into selling and general and administration expense for the year ended May 31, 2009 and 2008. At the same time, we have combined selling expenses and general and administrative expenses. Reclassified income statement is as follow. The reclassification has no effect on net income.

	Year ended May 31, 2009	Year ended May 31, 2008

Sales revenues	$66,778,296	$39,302,543

Cost of goods sold	54,186,509	33,050,443

Gross profit	12,591,787	6,252,100

Selling and general and administrative expenses	1,521,758	1,129,126

Net operating income	11,070,029	5,122,974

Other income (expense):
Interest (expense)	(2,097)	(40,312)
Other (expense)	-	-
Total other income (expense)	(2,097)	(40,312)

Net income before income taxes	11,067,932	5,082,662

Income taxes	-	-

Net income before minority interests	11,067,932	5,082,662

Minority interests	606,723	280,325

Net income	$10,461,209	$4,802,337

Foreign currency translation adjustment	474,034	892,678

Comprehensive income	$10,935,243	$5,695,015

Earning per share - basic and diluted	$0.74	$0.40

Basic and diluted weighted average shares outstanding	14,130,465	12,000,000

Mr. Ernst Greene
U.S. Securities and Exchange Commission
December 24, 2009

 3. Summary of Significant Accounting Policies, page F-6

General

6.
Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling expense and general and administrative expenses line items. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

Mr. Ernst Greene
U.S. Securities and Exchange Commission
December 24, 2009

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and
•
in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling expense and/or general and administrative expenses.

Response: We have included the following footnote in our footnote 3 Summary of Significant Accounting Policies:

“Cost of goods sold - Cost of goods sold consists primarily of the costs of the raw materials, inbound freight charges, direct labor, depreciation of plant and machinery, warehousing cost and overhead associated with the manufacturing process and commission expenses.

Selling, general and administrative expenses - Selling, general and administrative expenses include costs incurred in connection with performing selling, general and administrative activities such as executives and administrative and sale employee salaries, related to employees benefit, office supplies, professional service (legal and audit), and out bound freight cost, etc.”

7.
On pages 22 and 23, you refer to reciprocal arrangements with your suppliers and promotional measures for your customers’ network development. Please disclose the facts and circumstances surrounding your reciprocal arrangements and promotional measures. Please disclose how you are accounting for these arrangements.  Please tell us what consideration you gave to EITF 01-9 and EITF 00-22 in accounting for these arrangements.

Response:

According to Topic 330-10 EITF 01-9: Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)

Since our reward or incentive given to our customers is an adjustment of the selling prices of our products therefore the consideration is characterized as a reduction of revenue when recognized in our income statement.

Mr. Ernst Greene
U.S. Securities and Exchange Commission
December 24, 2009

According to Topic 605-25 EITF 00-21: Revenue Arrangements with Multiple Deliverables.

The Company delivers concrete at the customer’s designated construction site daily.  Once the concrete is delivered, customers performs inspection and measurement of the concrete delivered. Our employees bring back the approved customer receipts, our accounting department record the revenue.  We do not believe multiple deliverable apply to our business.

Property and Equipment, page F-8

8.
You had construction in progress of $3.3 million as of May 31, 2009. If trade accounts payable contains construction in progress or other property, plant and equipment additions, please disclose in a footnote the related amounts as of each balance sheet date. Please supplementally confirm you do not include these amounts in cash used by investing activities until the subsequent period in which the cash payment is made. Please ensure that supplemental information about non-cash transactions is disclosed pursuant to paragraph 32 of SFAS 95.

Response: Our trade accounts payable does not include construction in progress or other property, plant and equipment additions.  Construction in progress increased to $3.3 million from prior year $1.4 million, the increase in construction in progress is made by cash prior to May 31, 2009, therefore no non-cash transaction information is needed.

Advertising costs, page F-8

9.
Please revise your accounting policy to disclose the total amount charged to advertising costs for each period presented. Please also disclose the line item in your statement of operations that your advertising costs are included in. refer to paragraph 49 of SOP 93-7.

Response: We have revised Advertising Costs footnote as followings:

Advertising Costs. The Company expenses advertising costs as incurred.  Advertising expenses charged to operations were $0 and $0 for the year ended May 31, 2009 and 2008, respectively.  Advertising costs if any is included in selling and general and administrative expense of income statement.

9. Related Party Transactions, page F-11

10.
Please enhance the disclosures surrounding your related party receivables to provide the facts and circumstances of each receivable including but not limited to a description of each transaction. You should also disclose whether the receivable is a loan to a related party or a note receivable from a related party customer. Refer to SFAS 57. Please also tell us when these related party receivables were established and what consideration you gave to section 402(1) of Sarbanes-Oxley Act which prohibits most personal loans to officers and directors.

Mr. Ernst Greene
U.S. Securities and Exchange Commission
December 24, 2009

Response: We have revised footnote 9 related party receivables footnote as follows.

Total outstanding amount of related party receivables was $674,289 and $236,042 as of May 31, 2009 and 2008, respectively. The receivables from related party consisted of the following:

	May 31, 2009	May 31, 2008

Lao Zhan (common shareholder)	$465,332	$-
Yang Ming (Chairman Yang Rong’s brother)	187,490	144,375
Heng Jian (20% owned by a common shareholder )	20,736	-
RongHua Chang Shen Transportation (20% owned by a common shareholder)	-	91,667
Beijing Yihua Daxin Investment (holding company)	731	-
	$674,289	$236,042

All the related party receivables are loan to related parties for business developments, interest free and due on demand. As a public company the Company has set up stricter rule to forbid loan to related party.

Concentration of Credit Risks and Uncertainties, page F-13

11.
You indicate that you had sales to two major customers, which represented 25% and 12% of your total sales for the fiscal year ended May 31, 2009. You also had one customer, which represented 17% of total sales for the year ended May 31, 2008. Please disclose the name of each customer that constituted 10% or more of your sales in any period presented, since it appears the loss of these customers would have a material adverse effect on your business as a whole.

Response: “The names of the two major customers that constituted 10% or more of our sales in the fiscal year ended May 31, 2009 are Guangzhou Tianli and China Railway Construction Corp. Guangzhou Tianli was the customer that constituted 10% or more of our sales in the fiscal year ended May 31, 2008.”

Exhibits 31.1 and 31.2

12. The identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 31a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Mr. Ernst Greene
U.S. Securities and Exchange Commission
December 24, 2009

Response: We will revise the certifications accordingly.

The Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

China Infrastructure Construction Corporation

By:	/s/ Rong Yang
Rong Yang
Chief Executive Officer and Chairman